MCMURDO LAW GROUP, LLC Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	3RD Floor 1185 Avenue of the Americas New York, NY 10036

December 6, 2018

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Kathryn Jacobson, Senior Staff Accountant
Lisa Etheredge, Senior Staff Accountant Greg Dundas, Staff Attorney Kathleen Krebs, Special Counsel

Re:	AmpliTech Group, Inc.
Form 10-K for the Year Ended December 31, 2017
Filed April 2, 2018 File No. 000-54355

Dear All:

AmpliTech Group, Inc. (the “Company”) would like to respond to your recent letter addressed to Louisa M. Sanfratello, Chief Financial Officer and Secretary of the Company, dated November 29, 2018 (the “SEC Letter”). We have concurrently filed an Amendment No. 1 to the Form 10-K (the “10-K”) in response to the SEC Letter. This response letter, along with the 10-K, addresses the comments in the SEC Letter. The following numbered responses correspond to the comment numbers in the SEC Letter.

Form 10-K for the year ended December 31, 2017

Item 9A. Controls and Procedures, page 14

1. Please amend your disclosure to clarify whether management concluded that disclosure controls and procedures were effective or ineffective as of December 31, 2017. Your current disclosure indicates that they were both not effective and determined to be effective upon "re-evaluation".

Matthew McMurdo, Esq.

NEW YORK

We have amended our disclosure to stated that the disclosure controls and procedures were ineffective as of December 31, 2017.

2. Your disclosure indicates that you assessed internal control over financial reporting (ICFR) as effective as of December 31, 2017 but also makes reference to a material weakness. Please refer to Item 308(a) of Regulation S-K. If you had a material weakness in ICFR as of December 31, 2017 please address the following:

•	Amend your filing to disclose both the existence and nature of the material weakness as of December 31, 2017;

•	Amend to revise management's conclusion about the effectiveness of ICFR as of December 31, 2017;

•	Revise your disclosure to clarify which version of the COSO framework (1992 or 2013) you rely upon in performing your assessment of ICFR; and

•	Consider disclosing both the impact of the material weakness on your financial reporting and as well as management's plans or actions already taken to remediate the material weakness.

We have amended the 10-K to include both the existence and nature of the material weakness as of December 31, 2017 and revised management’s conclusion about the effectiveness of ICFR as of December 31, 2017. We have revised the 10-K to state that we were relying on the 2013 COSO framework. We have also made the aforementioned considerations and responded accordingly.

Please direct your correspondence regarding this matter to the undersigned.

cc:	Louisa Sanfratello, Chief Financial Officer
AmpliTech Group, Inc.

Matthew McMurdo, Esq.

NEW YORK